Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	December 31,
	2010	2009	2008	2007	2006
1. Fixed charges:
A) Interest expense	$75,481	$81,861	$90,403	$94,035	$92,878
B) Amortization	2,620	2,097	2,880	2,783	3,467
C) Interest portion of rentals	6,455	6,644	7,802	7,952	6,412

Total fixed charges	$84,556	$90,602	$101,085	$104,770	$102,757

2. Earnings (as defined):
D) Pretax income fromcontinuing operations	$158,378	$132,035	$101,808	$131,024	$128,357
Fixed Charges (1. above)	84,556	90,602	101,085	104,770	102,757

Total earnings as defined	$242,934	$222,637	$202,893	$235,794	$231,114

	2.87	2.46	2.01	2.25	2.25